December 16, 2022

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Kingsoft Cloud Holdings Limited Form 20-F for Fiscal Year Ended December 31, 2021 File No. 001-39278

Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Inessa Kessman, Robert Littlepage, Alexandra Barone and Mitchell Austin:

This letter sets forth the responses of Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) to the comment (the “Comment”) the Company received from the Securities and Exchange Commission (the “Commission”) in a letter dated November 9, 2022.

For your convenience, we have included herein the comment in bold, and the Company’s responses are set forth immediately below the Comment.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021

Item 3, Key Information

3.D. Risk Factors, page 1

1. We note your response to prior comment 2; however, please specifically disclose here how recent statements by China’s government, such as those related to the use of variable interest entities (VIEs) and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Further, expressly disclose how all of these legal and operational risks associated with being based in or having your operations primarily in China could result in a material change in your operations and/or the value of the securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response

In response to the Staff’s Comment, the Company respectfully proposes to further revise the disclosure on page 1 of the 2021 Annual Report in its future Form 20-F filings (with deletions shown as strike-through and additions underlined) as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. Such legal and operational risks associated with being based in China could result in a material change in the operations of us and the VIEs, and/or the value of our securities, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the Public Company Accounting Oversight Board (United States), or the PCAOB, on our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals.

1

For example, the PRC Data Security Law and the PRC Personal Information Protection Law posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures issued by the CAC and several other PRC governmental authorities in December 2021, as well as the Administration Regulations on Cyber Data Security (Draft for Comments) published by the CAC for public comments in November 2021, exposes uncertainties and potential additional restrictions on China-based overseas-listed companies like us. If the detailed rules, implementations, or the enacted version of the draft measures mandate clearance of cybersecurity review and other specific actions to be completed by us, we face uncertainties as to whether such clearance can be timely obtained, the failure of which may subject us to penalties, which could materially and adversely affect our business and results of operations and the price of our ADSs. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Many of these laws and regulations are subject to changes and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations.”

On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Administrative Provisions”) and the draft Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Filing Measures”) for public comments till January 23, 2022. Pursuant to these drafts, a filing-based regulatory system will be applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. At the press conference held for these draft regulations on December 24, 2021, officials from the CSRC confirmed that if complying with applicable PRC laws and regulations, companies with VIE structure may conduct overseas offering and listing after fulfilling the relevant filing procedures.  As of the date of this annual report, it remains uncertain when the final Administrative Provisions and Filing Measures will be adopted and whether they will be adopted in the current draft form. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China— The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities or debt offerings.”

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In June 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with our filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024, or 2023 if the acceleration bill were enacted. If this happens there is no certainty that we will be able to list our ADSs or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China, which marks the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms in China without any limitations on scope. However, uncertainties exist with respect to the implementation of this framework. The PCAOB is now required to reassess its determinations for purposes of the HFCAA by the end of 2022. Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F in the future, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be delisted from the Nasdaq Stock Market and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Any such risk could result in a material change in our operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

2

Furthermore, the PRC anti-monopoly regulators have promulgated new anti-monopoly and competition laws and regulations or related drafts for public comments from time to time and strengthened the enforcement of these laws and regulations. There remains uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented or whether the relevant drafts will be adopted in the current form ultimately, and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance were found by relevant authorities and determined against us, we may be subject to fines and other penalties. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry— We and our business partners with which we collaborate are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and noncompliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.”

The PRC government has published new policies that significantly affected certain industries such as the education and internet industries (where some of our clients operate), and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or in extreme cases, become worthless.

2. Revise your reference to primary beneficiary here and elsewhere throughout the filing to clarify that you are the “primary beneficiary” of the VIEs for accounting purposes only.

Response

In response to the Staff’s comment, the Company respectfully undertakes to clarify that the Company is considered the primary beneficiary of the VIEs only for accounting purposes throughout its future Form 20-F filings.

3. We note your response to prior comment 5. Please also include this language in the summary of risk factors bullet points.

Response

In response to the Staff’s comment, the Company respectfully undertakes to include the following revised language in the summary of risk factors bullet points in its future Form 20-F filings.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government ~~has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or list on a U.S. stock exchange.~~ may intervene or influence our operations at any  time, or may  exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the Public Company Accounting Oversight Board (United States), or the PCAOB, on our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. Any  actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

3

4. We note your response to prior comment 6. Please also include this language in the summary of risk factors bullet points. Additionally, please explain whether you relied on the opinion of counsel to determine that no permissions or approvals are required to operate your business or offer securities.

Response

In response to the Staff’s comment, the Company intends to revise the following disclosure in its future Form 20-F filings in the summary of risk factors bullet points (with deletions shown as strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Permissions Required from the PRC Authorities for Our Operations

…

Furthermore, in connection with our previous issuance of securities to foreign investors, under currently effective PRC laws and regulations, as of the date of this annual report, we are not aware of, after due and careful enquiry, including consultation with our PRC legal counsel, any PRC laws or regulations which explicitly require us, our PRC subsidiaries or the VIEs to obtain any approval or permission from the CSRC, the CAC or any other PRC governmental authorities, nor have we, our PRC subsidiaries and the VIEs received any formal inquiry, notice, warning or sanction from any PRC governmental authorities in connection with requirements of obtaining such approval or permission, under any currently effective PRC laws, regulations and regulatory rules.

…

Condensed Consolidating Schedule, page 56

5. We note your response to comment 10 and your proposed disclosure. Please disaggregate your WFOE in a separate column, even if they are not the primary beneficiaries. With regard to your income statement presentations, given that you receive revenue from the VIEs and VIE subsidiaries via service agreements, it is not clear to us why the balances in the line item "Contractual interests in VIEs and VIEs subsidiary" are materially higher than inter-company revenue. Please advise. Also, your proposed footnote (4) states that Contractual interests in VIEs and VIEs’ subsidiaries "represents the Company’s economic interests in the VIEs and VIEs’ subsidiaries in the same manner as an entity consolidated based on voting interests." Please revise to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. In regards to your balance sheet presentation, please disaggregate your line items labeled "Investments in subsidiaries" and "Amounts due from group companies" to make it is clear what portion relates to non-VIE subsidiaries and what portion relates to VIEs and VIEs' subsidiaries.

Response

The Company respectfully advises the Staff that "Contractual interests in VIEs and VIEs’ subsidiaries" represent the primary beneficiary’s share of loss in the VIEs and VIEs’ subsidiaries. The amount of  "Contractual interests in VIEs and VIEs’ subsidiaries" was materially higher than amounts of “intra-Group revenues” because the Company accounted for its contractual interests in VIEs and VIEs subsidiaries using the equity method of accounting, and the VIEs and VIEs’ subsidiaries reported significant net losses for the periods presented. In response to the Staff’s comments, the Company intends to revise the condensed consolidating schedule on pages 56 to 60 of the 2021 Annual Report  in its future Form 20-F (with deletions shown as strike-through and additions underlined) as follows:

4

The following tables present the summary statements of operations for Kingsoft Cloud Holdings Limited, its WFOE, its subsidiaries other than WFOE, and its VIEs and their subsidiaries for the periods presented.

	For the Year Ended December 31, 2019
	Kingsoft Cloud Holdings Limited	WFOE	Subsidiaries (other than WFOE)	VIEs and their subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Third-party revenues	-	-	76,463	3,879,890	-	3,956,353
Intra-Group revenues (1)	-	53,426	-	2,462	(55,888)	-
Total revenues	-	53,426	76,463	3,882,352	(55,888)	3,956,353
Third-party costs and expenses	(6,734)	(352,893)	(102,690)	(4,637,570)	-	(5,099,887)
Intra-Group costs and expenses (1)	-	-	(21,232)	(72,520)	93,752	-
Total costs and expenses	(6,734)	(352,893)	(123,922)	(4,710,090)	93,752	(5,099,887)
Operating loss	(6,734)	(299,467)	(47,459)	(827,738)	37,864	(1,143,534)
Income (loss) from non-operations	40,940	63,118	70,289	(142,606)	594	32,335
Share of loss of subsidiaries	(377,995)	-	-	-	377,995	-
Contractual interests in VIEs and VIEs’ subsidiaries (3)	(767,410)	-	-	-	767,410	-
Net loss	(1,111,199)	(236,349)	22,830	(970,344)	1,183,863	(1,111,199)

5

	For the Year Ended December 31, 2020
	Kingsoft Cloud Holdings Limited	WFOE	Subsidiaries (other than WFOE)	VIEs and their subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Third-party revenues	-	-	378,606	6,198,701	-	6,577,307
Intra-Group revenues (1)	-	95,925	-	178,457	(274,382)	-
Total revenues	-	95,925	378,606	6,377,158	(274,382)	6,577,307
Third-party costs and expenses	(27,052)	(350,020)	(195,238)	(7,212,247)	-	(7,784,557)
Intra-Group costs and expenses (1)	-	-	(175,218)	(95,656)	270,874	-
Total costs and expenses	(27,052)	(350,020)	(370,456)	(7,307,903)	270,874	(7,784,557)
Operating loss	(27,052)	(254,095)	8,150	(930,745)	(3,508)	(1,207,250)
Income (loss) from non-operations	45,886	92,692	104,497	7,837	(5,860)	245,052
Share of loss of subsidiaries	(171,421)	-	-	-	171,421	-
Contractual interests in VIEs and VIEs’ subsidiaries (3)	(809,672)	-	-	-	809,672	-
Net loss	(962,259)	(161,403)	112,647	(922,908)	971,725	(962,198)

6

	For the Year Ended December 31, 2021
	Kingsoft Cloud Holdings Limited	WFOE	Subsidiaries (other than WFOE)	VIEs and their subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Third-party revenues	-	-	1,304,250	7,756,534	-	9,060,784
Intra-Group revenues (1)	-	21,569	30,078	215,609	(267,256)	-
Total revenues	-	21,569	1,334,328	7,972,143	(267,256)	9,060,784
Third-party costs and expenses	(40,913)	(301,675)	(1,104,063)	(9,426,525)	-	(10,873,176)
Intra-Group costs and expenses (1)	-	(7,928)	(150,925)	(39,773)	198,626	-
Total costs and expenses	(40,913)	(309,603)	(1,254,988)	(9,466,298)	198,626	(10,873,176)
Operating loss	(40,913)	(288,034)	79,340	(1,494,155)	(68,630)	(1,812,392)
Income (loss) from non-operations	34,343	219,528	40,917	(62,749)	(11,403)	220,636
Share of loss of subsidiaries	(121,100)	-	-	-	121,100	-
Contractual interests in VIEs and VIEs’ subsidiaries (3)	(1,461,042)	-	-	-	1,461,042	-
Net loss	(1,588,712)	(68,506)	120,257	(1,556,904)	1,502,109	(1,591,756)

7

The following tables present the summary balance sheet data for the Kingsoft Cloud Holdings Limited, its WFOE, its subsidiaries other than WFOE, and its VIEs and their subsidiaries as of the dates presented.

	As of December 31, 2020
	Kingsoft Cloud Holdings Limited	WFOE	Subsidiaries (other than WFOE)	VIEs and their subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Current assets:
Cash and cash equivalents	68,012	459,402	1,467,752	1,429,508	-	3,424,674
Restricted cash	-	-	-	-	-	-
Accounts receivable, net	-	-	76,558	2,258,313	-	2,334,871
Short-term investments	217,448	-	2,475,571	-	-	2,693,019
Prepayments and other assets	266,280	-	-	630,121	(9,315)	887,086
Amounts due from related parties	-	715	78	204,275	-	205,068
Total current assets	551,740	460,117	4,019,959	4,522,217	(9,315)	9,544,718
Non-current assets:
Property and equipment, net	-	150,865	78,305	1,727,620	-	1,956,790
Intangible assets, net	-	-	1,593	14,980	-	16,573
Prepayments and other assets	-	-	1,846	9,978	-	11,824
Goodwill	-	-	-	-	-	-
Equity investments	-	-	40,332	86,251	-	126,583
Investments in subsidiaries	-	-	-	-	-
Amounts due from related parties	-	1,046	-	4,712	-	5,758
Operating lease right-of-use assets	-	51,420	5,210	210,338	-	266,968
Deferred tax assets	-	-	-	-	-	-
Total non-current assets	-	203,331	127,286	2,053,879	-	2,384,496
Amounts due from Kingsoft Cloud Holdings Limited	-	1,686	-	6	(1,692)	-
Amounts due from subsidiaries (other than WFOE)	7,883,060	3,738,875	-	249,551	(11,871,486)	-
Amounts due from WFOE	100,000	-	843,988	1,382,035	(2,326,023)	-
Amounts due from VIEs and VIEs' subsidiaries	-	5,567,686	2,703,392	-	(8,271,078)	-
Amounts due from group companies	7,983,060	9,308,247	3,547,380	1,631,592	(22,470,279)	-
Total assets	8,534,800	9,971,695	7,694,625	8,207,688	(22,479,594)	11,929,214
Current liabilities:
Accounts payable	-	-	43,927	2,013,428	-	2,057,355
Accrued expenses and other liabilities	256,630	31,024	36,413	521,307		845,374
Short-term bank loans	-	-	-	278,488	-	278,488
Long-term bank loan, current portion	-	-	-	74,351	-	74,351
Income tax payable	2,524	-	17,995	45	-	20,564
Amounts due to related parties	407	55,796	-	56,795		112,998
Current operating lease liabilities	-	16,593	3,615	56,261	-	76,469
Total current liabilities	259,561	103,413	101,950	3,000,675	-	3,465,599
Non-current liabilities:
Deferred tax liabilities	-	-	-	29	-	29
Other liabilities	33,558	-	-	7,020	-	40,578
Non-current operating lease liabilities	-	35,118	1,828	146,012	-	182,958
Amounts due to related parties	-	-	-	-	-	-
Total non-current liabilities	33,558	35,118	1,828	153,061	-	223,565
Amounts due to Kingsoft Cloud Holdings Limited	-	100,000	7,883,060	-	(7,983,060)	-
Amounts due to subsidiaries (other than WFOE)	-	843,988	-	2,703,460	(3,547,448)	-
Amounts due to WFOE	1,686	-	3,738,875	5,567,686	(9,308,247)	-
Amounts due to VIEs and VIEs' subsidiaries	6	1,382,035	249,458	-	(1,631,499)	-
Amounts due to group companies	1,692	2,326,023	11,871,393	8,271,146	(22,470,254)	-
Total liabilities	294,811	2,464,554	11,975,171	11,424,882	(22,470,254)	3,689,164

8

	As of December 31, 2021
	Kingsoft Cloud Holdings Limited	WFOE	Subsidiaries (other than WFOE)	VIEs and their subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Current assets:
Cash and cash equivalents	69,393	429,543	1,508,945	2,209,647	-	4,217,528
Restricted cash	-	-	149,389	89,704	-	239,093
Accounts receivable, net	-	-	400,115	3,170,860	-	3,570,975
Short-term investments	1,029,472	-	1,461,584	-	-	2,491,056
Prepayments and other assets	53,618	51,339	674,714	907,350	-	1,687,021
Amounts due from related parties	-	715	22,291	184,137	-	207,143
Total current assets	1,152,483	481,597	4,217,038	6,561,698	-	12,412,816
Non-current assets:
Property and equipment, net	-	103,728	103,282	2,157,093	-	2,364,103
Intangible assets, net	-	-	1,076,105	93,662	-	1,169,767
Prepayments and other assets	-	-	2,030	27,036	-	29,066
Goodwill	-	-	4,561,033	64,082	-	4,625,115
Equity investments	-	-	44,922	162,244	-	207,166
Investments in subsidiaries (2)	5,328,424	-	-	-	(5,328,424)	-
Amounts due from related parties	-	1,046	-	4,712	-	5,758
Operating lease right-of-use assets	-	42,372	29,171	184,908	-	256,451
Deferred tax assets	-	-	7,798	-	-	7,798
Total non-current assets	5,328,424	147,146	5,824,341	2,693,737	(5,328,424)	8,665,224
Amounts due from Kingsoft Cloud Holdings Limited	-	4,840	-	6	(4,846)	-
Amounts due from subsidiaries (other than WFOE)	5,408,311	7,749,887	-	258,796	(13,416,994)	-
Amounts due from WFOE	100,000	-	1,056,356	1,898,626	(3,054,982)	-
Amounts due from VIEs and VIEs' subsidiaries	-	6,696,195	2,388,227	-	(9,084,422)	-
Amounts due from group companies	5,508,311	14,450,922	3,444,583	2,157,428	(25,561,244)	-
Total assets	11,989,218	15,079,665	13,485,962	11,412,863	(30,889,668)	21,078,040
Current liabilities:
Accounts payable	-	-	205,145	2,733,487		2,938,632
Accrued expenses and other liabilities	182,075	42,875	790,022	1,208,868	-	2,223,840
Short-term bank loans	-	-	-	1,348,166	-	1,348,166
Long-term bank loan, current portion	-	-	-	-	-	-
Income tax payable	3,307	-	55,884	1,026	-	60,217
Amounts due to related parties	829	37,875	-	797,731	-	836,435
Current operating lease liabilities	-	22,625	15,293	70,672	-	108,590
Total current liabilities	186,211	103,375	1,066,344	6,159,950	-	7,515,880
Non-current liabilities:
Deferred tax liabilities	-	-	205,889	-	-	205,889
Other liabilities	1,194,212	-	31,490	6,975	-	1,232,677
Non-current operating lease liabilities	-	26,087	11,145	121,057	-	158,289
Amounts due to related parties	-	-	-	472,882	-	472,882
Total non-current liabilities	1,194,212	26,087	248,524	600,914	-	2,069,737
Amounts due to Kingsoft Cloud Holdings Limited	-	100,000	5,408,311	-	(5,508,311)	-
Amounts due to subsidiaries (other than WFOE)	-	1,056,356	-	2,388,276	(3,444,632)	-
Amounts due to WFOE	4,840	-	7,749,887	6,696,195	(14,450,922)	-
Amounts due to VIEs and VIEs' subsidiaries	6	1,898,626	258,645	-	(2,157,277)	-
Amounts due to group companies	4,846	3,054,982	13,416,843	9,084,471	(25,561,142)	-
Total liabilities	1,385,269	3,184,444	14,731,711	15,845,335	(25,561,142)	9,585,617

The following tables present the summary cash flow data for Kingsoft Cloud Holdings Limited, its WFOE, its subsidiaries other than WFOE, and its VIEs and their subsidiaries and other entities for the periods presented.

9

	For the Year Ended December 31, 2019
	Kingsoft Cloud Holdings Limited	WFOE	Subsidiaries (other than WFOE)	VIEs and their subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) generated from operating activities	(2,538,479)	643,030	2,241,695	(785,378)	-	(439,132)
Net cash generated from (used in) investing activities	2,166,312	(697,067)	(446,084)	(836,981)	697,067	883,247
Net cash generated from (used in) financing activities	370,294	-	(1,226,822)	1,618,102	(697,067)	64,507

	For the Year Ended December 31, 2020
	Kingsoft Cloud Holdings Limited	WFOE	Subsidiaries (other than WFOE)	VIEs and their subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) generated from operating activities	(6,203,310)	3,034,938	3,711,418	(833,479)	-	(290,433)
Net cash (used in) generated from investing activities	(218,674)	(2,623,601)	(2,623,692)	(1,471,637)	2,623,601	(4,314,003)
Net cash generated from (used in) financing activities	5,945,666	-	-	2,802,088	(2,623,601)	6,124,153

	For the Year Ended December 31, 2021
	Kingsoft Cloud Holdings Limited	WFOE	Subsidiaries (other than WFOE)	VIEs and their subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash generated from (used in) operating activities	1,178,019	(555,213)	(372,927)	(958,748)	-	(708,869)
Net cash (used in) generated from investing activities	(1,179,393)	(431,000)	645,001	(843,586)	1,387,355	(421,623)
Net cash (used in) generated from financing activities	(815)	956,355	31,739	2,612,563	(1,387,355)	2,212,487

(1)	It represents the intra-group transaction charge under a series of commercial agreements among the Company’s WFOE, subsidiaries, VIEs and VIEs’ subsidiaries.
(2)	It represents the Company’s investments in Camelot, the Company’s subsidiaries.
(3)	It represents the primary beneficiary’s share of loss generated from the VIEs and their subsidiaries.

Notes to Consolidated Financial Statements

1. Organization and Basis of Presentation

Cash and cash equivalents, page F-21

6. We note your response to comment 19 and your proposed disclosure. However, the disclosure requested should be located in the area where cash is discussed, cash and cash equivalents section of your notes to the consolidated financial statements. Please revise accordingly. Also, your current disclosure states that cash is unrestricted as to withdrawal and use. This statement contradicts other disclosure. Please revise accordingly.

Response

In response to the Staff’s Comments, the Company intends to revise the disclosure on page F-21 of the 2021 Annual Report in its future Form 20-F filings (with deletions shown as strike-through and additions underlined) as follows, subject to updates and adjustments to be made in connection with any material development of subject matter disclosed:

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks or other financial institutions which ~~are unrestricted as to withdrawal or use and~~ have original maturities of less than three months.

As of December 31, 2020 and 2021, a majority of the Group’s cash and cash equivalents were held by financial institutions located in mainland China and Hong Kong. Deposits held in mainland China are subject to restrictions on foreign exchange and the ability to transfer cash outside of mainland China. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (‘‘PBOC’’) was implemented by the Chinese government. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB500. Hong Kong has an official Deposit Protection Scheme (“DPS”). Deposits in the licensed banks in Hong Kong are protected by DPS, up to a limit of HK$500 thousands.

As an offshore holding company, the Company is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fundraising activities to its PRC subsidiaries only through loans or capital contributions, and to its VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements.

For the years ended December 31, 2019, 2020 and 2021, the VIEs and their subsidiaries transferred RMB53.4 million, RMB24.9 million and RMB20.2 million (US$ 3.2 million), respectively, to the Company’s subsidiaries as payment or prepayment of service fees under the Contractual Agreements. There were no other cash transferred, dividends or distributions between the VIEs and their subsidiaries and the Company and the Company’s subsidiaries for the periods presented. In addition, the Group has not generated sufficient distributable profits to pay dividends or fully settle amounts due to the Company.

3. Concentration of Risks Currency convertibility risk, page F-32
7. We note your response to comment 22 and your proposed disclosure. Please expand your disclosure to prominently state if your operating subsidiaries, which appear to hold your cash and cash equivalents in RBM, have ever converted the RMB to a foreign currency and if they plan do so in the future.

Response

In response to the Staff’s comments, the Company intends to revise the disclosure on page F-32 of the 2021 Annual Report in its future Form 20-F filings as follows, subject to updates and adjustments to be made in connection with any material development of subject matter disclosed:

The Group transacts a majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

The Group has not made any foreign currency payments that are subject to approval by the PBOC or other institutions during the periods presented. While the Group’s PRC subsidiaries, VIEs and subsidiaries of the VIEs have not converted cash and cash equivalents in RMB to a foreign currency for the periods presented, they plan to convert in the future to repay the amounts due to the Company’s subsidiary.

24. Condensed Financial Information of the Parent Company, page F-56

8. We note your response to comment 26 and proposed disclosure. On the face of the balance sheet, please disaggregate your line items labeled "Investments in subsidiaries," "Amounts due from group companies," and "Amounts due to group companies," to make it clear what portion relates to non-VIE subsidiaries and what portion relates to VIEs and VIEs' subsidiaries. Also, your proposed footnote (2) states that Contractual interests in VIEs and VIEs’ subsidiaries "represent the Company’s economic interests in the VIEs and VIEs’ subsidiaries in the same manner as an entity consolidated based on voting interests." Please revise to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE.

Response

In response to the Staff’s comment, the Company intends to revise the disclosure on pages F-56 and F-57 of the 2021 Annual Report as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of subject matter disclosed:

Condensed Balance Sheets

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	68,012	69,393	10,889
Short-term investments	217,448	1,029,472	161,547
Prepayments and other assets	266,280	53,618	8,414
Amounts due from subsidiaries (other than WFOE) (1)	7,883,060	5,408,311	848,682
Amounts due from WFOE	100,000	100,000	15,692
Total current assets	8,534,800	6,660,794	1,045,224
Non-current assets:
Investments in subsidiaries	—	5,328,424	836,146
Total non-current assets	—	5,328,424	836,146
Total assets	8,534,800	11,989,218	1,881,370
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	256,630	182,075	28,572
Income tax payable	2,524	3,307	519
Amounts due to WFOE	1,686	4,840	759
Amounts due to VIEs and VIEs' subsidiaries	6	6	1
Amounts due to related parties	407	829	130
Total current liabilities	261,253	191,057	29,981
Other liabilities	33,558	1,194,212	187,398
Total non-current liabilities	33,558	1,194,212	187,398
Total liabilities	294,811	1,385,269	217,379
Commitments and contingencies
Shareholders’ equity:
Ordinary shares (par value of US$0.001 per share; 4,000,000,000 and 40,000,000,000 shares authorized, 3,546,124,955 and 3,805,284,810 shares issued, 3,339,618,633 and 3,646,381,840 shares outstanding as of December 31, 2020 and 2021, respectively)	22,801	24,782	3,889
Additional paid-in capital	14,149,984	18,245,801	2,863,164
Accumulated deficit	(5,864,356)	(7,458,752)	(1,170,441)
Accumulated other comprehensive loss	(68,440)	(207,882)	(32,621)
Total Kingsoft Cloud Holdings Limited shareholders’ equity	8,239,989	10,603,949	1,663,991
Total liabilities and shareholders’ equity	8,534,800	11,989,218	1,881,370

Condensed Statements of Comprehensive Loss

	For the year ended December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(6,734)	(27,052)	(40,913)	(6,420)
Total operating expenses	(6,734)	(27,052)	(40,913)	(6,420)
Operating loss
Interest income	52,829	10,199	15,224	2,389
Foreign exchange (loss) gain	(8,174)	30,931	10,198	1,601
Other (expenses) income, net	(300)	5,377	9,889	1,552
Share of losses of subsidiaries	(377,995)	(171,421)	(121,100)	(19,003)
Contractual interests in VIEs and VIEs’ subsidiaries (2)	(767,410)	(809,672)	(1,461,042)	(229,270)
Loss before income taxes	(1,107,784)	(961,638)	(1,587,744)	(249,151)
Income tax expense	(3,415)	(621)	(968)	(152)
Net loss	(1,111,199)	(962,259)	(1,588,712)	(249,303)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	64,598	(552,788)	(139,442)	(21,881)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(1,046,601)	(1,515,047)	(1,728,154)	(271,184)
Accretion to redemption value of redeemable convertible preferred shares	(49,725)	(19,768)	—	—
Comprehensive loss attributable to ordinary shareholders	(1,096,326)	(1,534,815)	(1,728,154)	(271,184)

(1)   Majority of amounts due from the Company’s subsidiaries were ultimately provided to the VIEs and their subsidiaries by the Company’s subsidiaries. Except for the Company’s investments in Camelot, the carrying amounts of investments in subsidiaries and the VIEs were reduced to zero by the Company’s share of contractual interests in cumulative losses as of December 31, 2020, and 2021, and the carrying amounts of “amounts due from subsidiaries” were further adjusted.

(2)   It represents the primary beneficiary’s share of loss generated from the VIEs and their subsidiaries.

General

9. We note the revisions proposed in response to prior comment 27; however, we re-issue this comment. Please revise your definition of “we,” “us,” “our company,” the “Company,” and “our” to remove the VIE from this definition. In this regard, when describing the activities and functions of the VIEs, your disclosure should refer to the VIEs.

Response

In response to the Staff’s comments, the Company intends to revise the corresponding definition on page i of the 2021 Annual Report as follows:

•	“we,” “us,” “our company,” “the Company,” and “our” refer to Kingsoft Cloud Holdings Limited, a Cayman Islands company and its subsidiaries ~~and, in the context of describing our consolidated financial information, business operations and operating data, the consolidated variable interest entities, or VIEs~~;

The Company also undertakes to refer to the VIEs when describing the activities and functions of the VIEs.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to the Company’s Annual Report on Form 20-F, please contact the undersigned, Li He (Tel: +852-2533-3306) or Kevin Zhang (Tel:+852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

Kingsoft Cloud Holdings Limited

By:	/s/ Haijian He
Name: Haijian He
Title: Chief Financial Officer

cc:	Li He, Esq.
Davis Polk & Wardwell LLP